SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 2, 2006

i-CABLE Communications Limited

(Translation of registrant’s name into English)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

i-CABLE Communications Limited is furnishing under cover of Form 6-K an announcement regarding its annual results for the year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan

Name:	William Kwan
Title:	Chief Financial Officer

Dated: March 2, 2006

i-CABLE COMMUNICATIONS LIMITED

Stock Code: 1097

2005 Final Results Announcement

Re-investing to Build Future Value

Results Highlights - Re-investing funded by record free cashflow

•	Turnover rose by 3% to HK$2,441 million (2004: HK$2,372 million).

•	Profit before taxation fell by 5% to HK$282 million (2004: HK$297 million).

•	Net deferred tax credit of HK$305 million (2004: Nil) principally from recognition of tax losses as deferred tax assets.

•	Net profit rose by 105% to HK$582 million (2004: HK$284 million).

•	Earnings per share rose by 105% to 28.8 cents (2004: 14.1 cents).

•	Capital expenditure declined by 34% to HK$282 million (2004: HK$428 million).

•	Free cashflow before dividends rose by 75% to HK$399 million (2004: HK$227 million).

•	Final dividend of 5 cents per share to increase full year dividends per share to 8.5 cents (2004: 7.5 cents).

Pay TV – Investment in content differentiation sustained subscriber growth

•	Subscribers grew by 5% to 738,000 (2004: 702,000).

•	ARPU decreased by 6% to HK$212 (2004: HK$225).

•	Turnover was virtually unchanged at HK$1,884 million (2004: HK$1,888 million).

•	Operating profit decreased by 28% to HK$337 million (2004: HK$469 million).

Internet & Multimedia – Robust & record operating profit in 2005

•	Broadband subscribers grew by 10% to 320,000 (2004: 291,000).

•	Voice lines more than quadrupled to 120,000 (2004: 29,000).

•	ARPU was virtually unchanged at HK$139 (2004: HK$140).

•	Turnover increased by 16% to HK$558 million (2004: HK$481 million).

•	Operating profit increased to HK$78 million (2004: operating loss of HK$44 million).

GROUP RESULTS

The audited Group profit attributable to Shareholders for the year ended December 31, 2005 amounted to HK$582 million (2004: HK$284 million). Basic and diluted earnings per share were both 28.8 cents (2004: 14.1 cents).

DIVIDENDS

An interim dividend in respect of the year ended December 31, 2005 of 3.5 cents (2004: 3 cents) per share was paid on October 7, 2005, absorbing a total amount of HK$71 million (2004: HK$61 million). The Directors have recommended for adoption at the Annual General Meeting to be held on May 22, 2006 the payment on May 29, 2006 to Shareholders registered on May 22, 2006 of a final dividend in respect of the year ended December 31, 2005 of 5 cents (2004: 4.5 cents) per share, absorbing a total amount of HK$101 million (2004: HK$91 million). If this recommendation is approved, the total dividend for the year 2005 would amount to 8.5 cents (2004: 7.5 cents) per share.

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of 2005 Results

The Group continued to expand both Pay TV and Broadband subscriber bases with enhanced programme and innovative bundling and other marketing strategies, notwithstanding intense competition particularly in the Pay TV market.

Consolidated turnover increased by HK$69 million or 3% to HK$2,441 million mainly due to HK$78 million increase in Internet & Multimedia turnover.

Operating costs before depreciation increased by 9% to HK$1,681 million as programming costs increased by 9% to HK$864 million due to increased costs for sports rights and other programme enhancements. Network and other operating costs increased by 4% to HK$398 million due mainly to increase in customer fulfillment costs and direct costs incurred for the Newsline Express launched on Kowloon-Canton Railway Corporation lines in August 2005. Selling, general and administrative expenses increased by 12% to HK$419 million due primarily to higher Pay TV marketing and sales spending.

Earnings before interest, tax, depreciation and amortisation or EBITDA dropped by 8% to HK$760 million.

Depreciation decreased by 10% to HK$481 million due to lower depreciation charges on set-top boxes, cable modems and network assets following the expiry of their depreciation cycle.

Profit from operations dropped by HK$16 million or 5% to HK$280 million.

Income tax credit of HK$300 million represented net deferred tax credit of HK$305 million recorded in respect of the recognition of HK$325 million tax losses as deferred tax assets as partly set off by HK$20 million increase in deferred tax liabilities, and HK$5 million additional provision upon the settlement of a tax dispute over a leveraged leasing arrangement.

Net profit attributable to shareholders increased by 105% or HK$298 million to HK$582 million.

Basic earnings per share were 28.8 cents as compared to 14.1 cents in 2004.

B.	Segmental Information

Pay Television

Subscribers grew by 36,000 or 5% to 738,000 year-on-year notwithstanding intense competition. ARPU decreased by 6% to HK$212, primarily due to the rollout of mini packages in response to changing market conditions. Turnover edged downwards by HK$4 million to HK$1,884 million. Operating costs after depreciation increased by 9% to HK$1,548 million primarily due to the aforementioned increase in programming, network operations related, and marketing costs. Operating profit decreased by 28% to HK$337 million.

Internet & Multimedia

Broadband subscribers grew by 29,000 or 10% year-on-year to 320,000 due to successful service enhancement through network upgrade, bundling strategies and the continued introduction of value-added services. ARPU remained virtually unchanged at HK$139. There were 120,000 VoIP lines in service at the end of 2005 as compared to 29,000 a year ago. Turnover increased by 16% to HK$558 million. Operating costs after depreciation decreased by 8% to HK$480 million due primarily to savings achieved in depreciation and selling, general and administrative expenses. Operating profit reported a record high HK$78 million as compared to an operating loss of HK$44 million incurred a year ago.

C.	Liquidity and Financial Resources

Net cash inflow reached record high HK$399 million. After dividend payment of HK$161 million, net cash increased to HK$352 million at December 31, 2005, as compared to HK$115 million a year ago

The consolidated net asset value of the Group as at December 31, 2005 was HK$2,248 million or HK$1.1 per share. The Group’s assets were free from any charge.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$282 million as compared to HK$428 million last year. Major items included further network upgrade and expansion, Broadband and VoIP equipment and TV production facilities.

The Group is comfortable with its present financial and liquidity position. Further capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$305 million which remained unutilized as of December 31, 2005.

D.	Contingent Liabilities

At December 31, 2005, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$616 million, of which only HK$311 million had been utilised by the subsidiaries.

E.	Human Resources

The Group had a total of 3,275 employees at the end of 2005 (2004: 2,982). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$793 million (2004: HK$753 million).

The Group is committed to building sustainable competitive advantages through the commitment and excellent performance of its people, supported by a unique corporate culture, which is characterised by fair and justice, open communication, personal accountability, trust and mutual respect. The Group’s pay for performance culture should continue to attract, nurture, and retain the best talent and offer incentives to motivate and reward outstanding performance.

Being a good corporate citizen, the Group promotes social welfare through both making donations to non-profit organisations and social welfare agencies and encouraging employees to participate in volunteer services.

F.	Operating Environment and Competition

A solid foundation built on unrivalled content production capability, a superb team of talents, well-tuned corporate and delivery infrastructures, coupled with flexible and responsive marketing initiatives have enabled the Group to maintain its market leadership position in Pay TV.

The incumbent telephone company PCCW aggressively acquired TV content, supplemented with heavy marketing spending. SuperSun TV, a Pay TV service under Galaxy which is 49% owned by terrestrial broadcaster TVB, has yet to make a significant impact in the market.

Despite these developments, the Group’s locally produced and packaged channels still emerged as clear winners in terms of Pay TV viewership while our rivals’ channels have yet to appear on the radar of independent viewership surveys. At the same time, the Group has adapted to the changing competition landscape by introducing more mini-packages to tap deeper into the market. The strategy has served to enable the Group not only to hold on to its leadership position but also grow subscription.

Meanwhile, the rebound of the Group’s Broadband business continued as the market further consolidated. In view of the success of triple-play bundling plans, the Group’s has developed closer co-operation with sister company, Wharf T&T in both marketing and operations of residential voice service.

G.	Outlook

In a business tied to fast technological advancements that constantly re-arrange the face of the operating topography, timely and innovative responses, anchored on sound fundamentals and long-term vision, have proven yet again to be the Group’s winning formula.

In the year that past we have not only smothered the many challenges and held our position in the conventional market, we have also broken new grounds to take our business into another plane.

These new market developments held vast growth potentials for the Group. They brought about not only fresh sources of revenue but also a multi-fold expansion in our penetration and reach, adding millions of viewers to our self-produced contents. This powerful boost to our local and overseas presence further solidified the reputation of i-CABLE as a leading media and a provider of quality local contents and Broadband services.

The period under review has been difficult and we responded to competitive challenge with success. We have not only responded with swift and effective marketing and programming initiatives to mitigate adverse impacts, we also undertook a self-rejuvenation exercise, to rationalise management of our operating units and to sharpen our approach to market segmentation.

But our competitors will be relentless at chipping away our market position. The challenge ahead will only be more trying. More new ideas, new initiatives are needed for us to stay ahead like what we did in the past and the reorganisation will serve to give our operations sharpened focus to tackle these challenges.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial year under review, same as previously stated in the Company’s latest interim report for the six months ended June 30, 2005, all those code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which became applicable to the Company in respect of the year under review were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2005

	Note	2005 HK$’000	2004 HK$’000
Turnover	(3,4)	2,440,732	2,371,727

Programming costs		(863,714)	(790,575)
Network and other operating expenses		(397,550)	(380,584)
Selling, general and administrative expenses		(419,328)	(372,738)

Profit from operations before depreciation		760,140	827,830
Depreciation		(480,589)	(532,113)

Profit from operations		279,551	295,717
Interest income		3,335	24
Finance costs		(134)	(238)
Impairment loss on investment		(1,500)	—
Non-operating income		804	1,499

Profit before taxation	(5)	282,056	297,002
Net deferred tax credit	(6)	305,065	—
Other income tax	(6)	(4,667)	(12,665)

Profit attributable to equity shareholders of the Company		582,454	284,337

Dividends payable to equity shareholders attributable to the year
Interim dividend of 3.5 cents (2004: 3 cents) per share declared and paid during the year		70,673	60,577
Final dividend of 5 cents (2004: 4.5 cents) per share proposed after the balance sheet date		100,962	90,866

		171,635	151,443

Earnings per share

Basic	(7)	28.8 cents	14.1 cents

Diluted	(7)	28.8 cents	14.1 cents

CONSOLIDATED BALANCE SHEET

At December 31, 2005

	Note	2005 HK$’000	2004 HK$’000
Non-current assets
Property, plant and equipment		1,838,336	2,050,787
Programming library		142,856	127,311
Deferred tax assets		434,266	108,963
Other financial assets		8,225	9,725

		2,423,683	2,296,786

Current assets
Inventories		12,348	16,195
Accounts receivable from trade debtors	(8)	149,521	118,237
Deposits, prepayments and other receivables		144,314	116,119
Amounts due from fellow subsidiaries		12,669	1,416
Amount due from immediate holding company		—	320
Cash and cash equivalents		351,892	115,013

		670,744	367,300

Current liabilities
Amounts due to trade creditors	(9)	70,466	109,302
Accrued expenses and other payables		392,951	354,024
Receipts in advance and customers’ deposits		213,372	220,564
Current taxation		51	12,022
Amounts due to fellow subsidiaries		39,936	31,572
Amount due to immediate holding company		83	—

		716,859	727,484

Net current liabilities		(46,115)	(360,184)

Total assets less current liabilities		2,377,568	1,936,602

Non-current liabilities
Deferred tax liabilities		129,201	108,963

NET ASSETS		2,248,367	1,827,639

Capital and reserves
Share capital		2,019,234	2,019,234
Reserves		229,133	(191,595)

TOTAL EQUITY		2,248,367	1,827,639

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2005

	Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Exchange reserve HK$’000	Revenue reserve HK$’000	Total HK$’000
Balance At January 1, 2004*	2,019,234	4,838,365	—	—	(5,172,951)	1,684,648
Profit for the year	—	—	—	—	284,337	284,337
Dividend approved in respect of the previous year	—	—	—	—	(80,769)	(80,769)
Dividend declared in respect of the current year	—	—	—	—	(60,577)	(60,577)
Transfer to special capital reserve	—	—	3,345	—	(3,345)	—

Balance at December 31, 2004*	2,019,234	4,838,365	3,345	—	(5,033,305)	1,827,639

Balance At January 1, 2005*	2,019,234	4,838,365	3,345	—	(5,033,305)	1,827,639
Profit for the year	—	—	—	—	582,454	582,454
Dividend approved in respect of the previous year	—	—	—	—	(90,866)	(90,866)
Dividend declared in respect of the current year	—	—	—	—	(70,673)	(70,673)
Translation of foreign subsidiaries’ accounts	—	—	—	(187)	—	(187)
Transfer to special capital reserve	—	—	4,579	—	(4,579)	—

Balance at December 31, 2005*	2,019,234	4,838,365	7,924	(187)	(4,616,969)	2,248,367

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

NOTES TO THE ACCOUNTS

(1)	Basis of preparation

The accounts for the year ended December 31, 2005 have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRS”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKAS”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(2)	Impact of new and revised Hong Kong Financial Reporting Standards

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005.

In 2005, the Group has adopted all new HKFRSs. The adoption of these new HKFRSs did not result in substantial changes to the Group’s accounting policies.

The following sets out information on significant changes in accounting policies for the current and prior accounting periods reflected in these accounts:

HKFRS 2 requires an expense to be recognised where the Group buys goods or services in exchange for shares or rights over shares, or in exchange for other assets equivalent in value to a given number of shares or rights over shares. The Group has taken advantage of the transitional provisions under HKFRS 2 to not recognise any expense in respect of the Group’s existing employee share options, which were all granted before November 7, 2002 with no subsequent modification to their terms and conditions.

The adoption of HKFRS 3 has resulted in a change in the Group’s accounting policy for goodwill, to no longer amortise positive goodwill but test it at least annually for impairment. The Group has taken advantage of the transitional arrangements under HKFRS 3 such that all goodwill which had previously been taken directly to reserves before January 1, 2001 will not be recognised in profit or loss on disposal or impairment of the acquired business, or under any other circumstances.

HKAS 32 sets out the provision on disclosure and presentation of financial instruments and HKAS 39 on recognition and measurement of financial instruments. In accordance with HKAS 39 provisions, the Group classified its investments as available-for-sale securities and financial assets at fair value through profit or loss, respectively, and any future changes in fair value of which are to be recognised in equity, and impairment provisions to be charged to profit and loss.

HKAS 24 expands the definition of related parties but this has no material effect on the disclosures made in the accounts.

(3)	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet services, Internet Protocol Point wholesale services and advertising income net of agency deductions.

(4)	Segment information

Substantially all of the activities of the Group are based in Hong Kong and below is an analysis of the Group’s revenue and result by principal activities:

	Segment Revenue		Segment Result
	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000
Pay television	1,884,379	1,888,448	336,797	468,868
Internet and multimedia	558,084	480,574	77,676	(44,227)

			414,473	424,641
Unallocated	13,311	6,133	(134,922)	(128,924)
Inter-segment elimination	(15,042)	(3,428)	—	—

	2,440,732	2,371,727	279,551	295,717

Profit from operations			279,551	295,717
Interest income			3,335	24
Finance costs			(134)	(238)
Impairment loss on investment			(1,500)	—
Income tax			300,398	(12,665)
Non-operating income			804	1,499

Profit attributable to equity shareholders of the Company			582,454	284,337

(4)	Segment information (continued)

	Segment assets		Segment liabilities
	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000
Pay television	1,560,187	1,578,387	529,555	527,595
Internet and multimedia	705,584	803,767	133,953	151,504

	2,265,771	2,382,154	663,508	679,099

Unallocated assets/liabilities	828,656	281,932	182,552	157,348

	3,094,427	2,664,086	846,060	836,447

	Property, plant and equipment		Programming library		Depreciation		Amortisation		Impairment loss on property, plant and equipment
	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000
Pay television	174,033	243,330	67,484	65,358	259,977	279,263	73,549	84,822	4,353	1,372
Internet and multimedia	103,591	182,575	—	—	214,479	247,300	—	—	2,232	2,452
Unallocated	4,572	2,571	27,685	12,642	6,133	5,550	6,075	8,038	—	—

	282,196	428,476	95,169	78,000	480,589	532,113	79,624	92,860	6,585	3,824

(5)	Profit before taxation

Profit before taxation is stated after charging / (crediting):

	2005 HK$’000	2004 HK$’000
Depreciation:
- assets held for use under operating leases	48,704	59,211
- other assets	431,885	472,902
Amortisation of programming library*	79,624	92,860
Staff costs	716,751	669,959
Cost of inventories	18,499	21,866
Rentals payable under operating leases in respect of land and buildings	43,790	41,160
Contributions to defined contribution retirement plans	28,423	26,700
Auditors’ remuneration
- audit services	2,440	2,147
- other services	860	899
Dividend income from investment in equity securities	(3,833)	—
Rentals receivable under operating leases in respect of:
- sub-leased land and buildings	(4,822)	(4,725)
- owned plant and machinery	(99,498)	(93,733)
Net gain on disposal of property, plant and equipment	(804)	(1,499)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.

(6)	Income tax

The provision for Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%). Taxation for overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country. The taxation charge for the year ended December 31 represents:

	2005 HK$’000	2004 HK$’000
Under provision for Hong Kong Profits Tax in respect of prior year	—	589
Provision for Hong Kong Profits Tax on leasing partnerships	4,512	12,000
Current provision for overseas tax	153	76
Under provision for overseas tax in respect of prior year	2	—
Net deferred tax credit	(305,065)	—

	(300,398)	12,665

(7)	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$582 million (2004: HK$284 million) and the weighted average number of ordinary shares outstanding during the year of 2,019,234,400 (2004: 2,019,234,400).

The calculation of diluted earnings per share is based on the weighted average number of ordinary shares of 2,019,234,400 (2004: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

(8)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of impairment losses for bad and doubtful accounts) is set out as follows:

	2005 HK$’000	2004 HK$’000
0 to 30 days	83,267	75,521
31 to 60 days	27,874	19,612
61 to 90 days	15,681	13,588
Over 90 days	22,699	9,516

	149,521	118,237

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days.

(9)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	2005 HK$’000	2004 HK$’000
0 to 30 days	5,345	5,490
31 to 60 days	9,020	21,814
61 to 90 days	18,257	26,989
Over 90 days	37,844	55,009

	70,466	109,302

(10)	Comparative figures

Due to the adoption of new HKFRSs during the current year, the presentation of certain items and balances in the financial statements has been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform to the current year’s presentation.

(11)	Review of Accounts

The financial results for the year ended December 31, 2005 have been reviewed with no disagreement by the Audit Committee of the Company. This preliminary results announcement has also been agreed with the Company’s Auditors.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the year under review.

BOOK CLOSURE

The Register of Members of the Company will be closed from Monday, May 15, 2006 to Monday, May 22, 2006, both days inclusive, for the purpose of determining shareholders’ entitlements to the proposed final dividend. In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4.30 p.m. on Friday, May 12, 2006.

By Order of the Board

Wilson W. S. Chan

Secretary

Hong Kong, March 2, 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng and five independent non-executive Directors, namely, Mr. F. K. Hu, Hon. Victor C. W. Lo, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.